United states
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6‑K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

LG Display Co., Ltd.
(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F X Form 40‑F ____

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____

Note: Regulation S‑T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____

Note: Regulation S‑T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Submission of Audit Report

1.	Name of external auditor: Samil PricewaterhouseCoopers Accounting Corporation (PwC)

2.	Date of receiving external audit report: February 27, 2026

3.	Auditor’s opinion

	FY2025	FY2024
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

Items	FY2025	FY 2024
Total Assets	24,811,121,970,251	29,799,050,946,610
Total Liabilities	21,039,416,746,936	26,003,252,933,930
Total Shareholders’ Equity	3,771,705,223,315	3,795,798,012,680
Capital Stock	2,500,000,000,000	2,500,000,000,000
Revenues	24,115,925,913,659	25,178,687,608,556
Operating Income	-624,134,587,946	-1,800,624,503,682
Ordinary Income	-36,867,186,566	-3,087,491,449,062
Net Income	-98,205,350,693	-3,034,736,546,955
Total Shareholders’ Equity / Capital Stock	151%	152%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Opinion

We have audited the financial statements of LG Display Co., Ltd. (the Company), which comprise the statements of financial position as at December 31, 2025 and 2024, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company's Internal Control over Financial Reporting as of December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated February 27, 2026, expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the financial statements of the current period. This matter wasaddressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Impairment test of the cash generating unit to which goodwill has been allocated

Reasons why the matter was determined to be a key audit matter

As described in Note 10, the carrying amount of goodwill recognized at the end of the reporting period amounted to ~~W~~14,593 million, all of which has been allocated to the Display cash generating unit (CGU). The Company performed an impairment test of the Display CGU in accordance with Korean IFRS 1036 Impairment of Assets.

We determined the impairment test of the CGU to which goodwill has been allocated to be a Key Audit Matter considering that significant judgment by management is involved in estimates including projected cash flows and discount rates used in the Company's impairment test.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•
Understanding and evaluating the accounting policies and internal controls of the Company related to goodwill impairment testing
•
Testing the design and operating effectiveness of internal controls related to impairment testing, including management’s review and approval of the estimated business plan and significant assumptions used in the valuation model
•
Evaluating the completeness and accuracy of the underlying data used in the discounted cash flow model
•
Verifying whether future cash flow estimates are consistent with business plans approved by management
•
Evaluating the appropriateness of significant assumptions used in the valuation model, including discount rates and growth rates, by comparing them with external industry benchmarks and the Company's historical financial information
•
Evaluating the reasonableness of management's business plan estimates by comparing business plans established for the CGU in prior periods with actual performance for the current period
•
Performing sensitivity analysis to assess the extent to which changes in significant assumptions applied in the valuation model could result in an impairment loss
•
Evaluating the appropriateness of the discounted cash flow model, the reasonableness of management’s significant assumptions relating to the discount rate, the reliability of underlying data and the mathematical accuracy of management’s calculation of the estimates by utilizing the auditor’s valuation experts with professional skills and knowledge

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as of February 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.
Separate Statements of Financial Position
As of December 31, 2025 and 2024
(In millions of won)	Note		December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	4, 26	~~W~~	248,729	238,477
Trade accounts and notes receivable, net	5, 15, 26, 29		3,140,538	4,964,594
Other accounts receivable, net	5, 26		169,179	215,920
Other current financial assets	6, 26		77,249	320,071
Inventories, net	7		1,793,510	1,786,678
Prepaid income tax			1,585	2,492
Assets held for sale	8		-	1,016,645
Other current assets			86,341	102,518
Total current assets			5,517,131	8,647,395
Deposits in banks	4, 26		11	11
Investments, net	8		3,810,085	3,939,474
Other non-current accounts receivable, net	5, 26		5,029	9,679
Other non-current financial assets	6, 26		93,508	123,523
Property, plant and equipment, net	9		10,298,784	11,913,336
Intangible assets, net	10		1,427,602	1,485,789
Investment property	11		18,031	27,911
Deferred tax assets, net	24		3,422,353	3,474,990
Defined benefit assets, net	13		198,288	160,564
Other non-current assets			20,300	16,379
Total non-current assets			19,293,991	21,151,656
Total assets		~~W~~	24,811,122	29,799,051
Liabilities
Trade accounts and notes payable	26, 29	~~W~~	9,711,618	12,011,544
Current financial liabilities	12, 26, 27, 28, 29		3,870,697	5,866,670
Other accounts payable	26		1,151,778	1,438,724
Accrued expenses			589,096	483,236
Provisions	14		85,559	103,962
Advances received			29,058	899,164
Other current liabilities			68,662	62,195
Total current liabilities			15,506,468	20,865,495
Non-current financial liabilities	12, 26, 27, 28, 29		4,992,576	4,308,608
Non-current provisions	14		55,345	60,908
Long-term advances received			-	220,500
Other non-current liabilities	26		485,028	547,742
Total non-current liabilities			5,532,949	5,137,758
Total liabilities		~~W~~	21,039,417	26,003,253
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,821,006	2,821,006
Accumulated deficit	17		(1,549,301)	(1,525,208)
Total equity			3,771,705	3,795,798
Total liabilities and equity		~~W~~	24,811,122	29,799,051

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.
Separate Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)

	Note		2025	2024
Revenue	18, 29	~~W~~	24,115,926	25,178,688
Cost of sales	7, 19, 29		(22,504,496)	(24,476,213)
Gross profit			1,611,430	702,475
Selling expenses	19, 20		(217,976)	(294,153)
Administrative expenses	19, 20		(618,821)	(781,822)
Research and development expenses	19		(1,398,768)	(1,427,125)
Operating loss			(624,135)	(1,800,625)
Finance income	22		541,659	704,770
Finance costs	22		(753,505)	(1,254,153)
Other non-operating income	21		2,448,448	1,702,506
Other non-operating expenses	21		(1,649,334)	(2,439,989)
Loss before income tax			(36,867)	(3,087,491)
Income tax benefit (expense)	23		(61,338)	52,755
Loss for the year			(98,205)	(3,034,736)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 23		74,112	(131,835)
Other comprehensive income (loss) for the year, net of income tax			74,112	(131,835)
Total comprehensive loss for the year		~~W~~	(24,093)	(3,166,571)
Loss per share (in won)
Basic loss per share	25	~~W~~	(196)	(6,440)
Diluted loss per share	25	~~W~~	(196)	(6,440)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2025 and 2024

		Share capital	Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity
(In millions of won)
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	1,641,363	-	5,681,555
Total comprehensive income (loss) for the year
Loss for the year		-	-	(3,034,736)	-	(3,034,736)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(131,835)	-	(131,835)
Total comprehensive loss for the period	~~W~~	-	-	(3,166,571)	-	(3,166,571)
Transaction with owners, recognized directly in equity
Capital increase (Note 16)		710,921	569,893	-	-	1,280,814
Balances at December 31, 2024	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Balances at January 1, 2025	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Total comprehensive income (loss) for the year
Loss for the year		-	-	(98,205)	-	(98,205)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	74,112	-	74,112
Total comprehensive loss for the period	~~W~~	-	-	(24,093)	-	(24,093)
Balances at December 31, 2025	~~W~~	2,500,000	2,821,006	(1,549,301)	-	3,771,705

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

LG DISPLAY CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Cash flows from (used in) operating activities:
Cash generated from operations	28	~~W~~	862,685	724,337
Income taxes paid			(15,213)	(12,900)
Interest received			16,826	20,559
Interest paid			(502,485)	(634,631)
Cash flows from operating activities			361,813	97,365
Cash flows from (used in) investing activities:
Dividends received			153,647	228,833
Proceeds from withdrawal of deposits in banks			-	20,000
Proceeds from disposal of financial assets at fair value through profit or loss			2,872	5,185
Acquisition of investments			(152,161)	(979,633)
Proceeds from disposal of investments			240,441	942,708
Proceeds from disposal of assets held for sale			1,987,488	-
Acquisition of property, plant and equipment			(891,075)	(1,380,057)
Proceeds from disposal of property, plant and equipment			120,634	248,271
Acquisition of intangible assets			(728,489)	(745,033)
Proceeds from disposal of intangible assets			1,918	6,257
Proceeds from settlement of derivatives			157,984	274,173
Decrease in short-term loans			21,558	19,697
Increase in deposits			-	(1,019)
Decrease in deposits			1,805	593
Proceeds from disposal of greenhouse gas emission permits			1,742	14,394
Cash flows from (used in) investing activities:			918,364	(1,345,631)
Cash flows from (used in) financing activities:	28
Proceeds from short-term borrowings			4,367,572	5,496,777
Repayments of short-term borrowings			(4,583,942)	(4,740,405)
Repayments of current portion of bonds			(612,000)	(370,000)
Proceeds from long-term borrowings			2,607,073	2,114,901
Repayments of current portion of long-term borrowings			(3,003,026)	(2,622,312)
Payment guarantee fee received			6,290	7,427
Repayments of payment guarantee fee			-	(1,114)
Capital increase			-	1,292,455
Transaction cost from capital increase			-	(11,641)
Repayments of security deposits received			(40,500)	-
Payments of lease liabilities			(11,392)	(13,847)
Cash flows from (used in) financing activities			(1,269,925)	1,152,241
Net increase(decrease) in cash and cash equivalents			10,252	(96,025)
Cash and cash equivalents at January 1			238,477	334,502
Cash and cash equivalents at December 31		~~W~~	248,729	238,477

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

1. Organization and Description of Business

LG Display Co., Ltd. (the "Company") was incorporated in February 1985 and the Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2025, the Company operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

2. Basis of Presenting Financial Statements

(a) Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 27, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 19, 2026.

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

2. Basis of Presenting Financial Statements, Continued

(d) Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, they can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated, taking into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(i)
Impairment of Non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

(ii)
Income Tax

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)
Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. The discount rate is determined based on market yields of high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the duration and maturity profile of the related pension obligations. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Company changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation (see Note 13).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)
Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)
Foreign Currency Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)
Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

ii) Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);
-
how the performance of the portfolio is evaluated and reported to the Company’s management;
-
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

-
contingent events that would change the amount or timing of cash flows:
-
terms that may adjust the contractual coupon rate, including variable-rate features;
-
prepayment and extension features; and
-
terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership are transferred.

In addition, if the Company neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, it derecognizes the asset when it does not retain control of the asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as 'Financial Liabilities' in the separate statement of financial position.

- The amount determined in accordance with the expected credit loss model

- The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*) The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(g) Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)
Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)
Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)
Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is not amortized and is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

-
the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-
its intention to complete the intangible asset and use or sell it,
-
its ability to use or sell the intangible asset,
-
how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),
-
the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
-
its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j) Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(j) Investment Property, Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(k) Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-
debt instruments that are determined to have low credit risk at the reporting date; and
-
other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-
significant financial difficulty of the issuer or the borrower;
-
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
-
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-
the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. The Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

-
fixed payments, including in-substance fixed payments;
-
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-
amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Lease, Continued

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m) Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(n) Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Company recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Company does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(o) Employee Benefits, continued

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan, and the Company recognizes a net defined benefit liability by deducting the fair value of plan assets from the present value of the defined benefit obligation as of the reporting date.

The calculation is performed annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is measured by discounting the estimated future benefit payments using market yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the timing and maturity profile of the expected benefit payments. The Company recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(p) Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract→②Identifying performance obligations →③Determining transaction price→④ Allocating the transaction price to performance obligations →⑤Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method with which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(q) Operating Segments

An operating segment is a component of the Company that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Company, 2) whose operating results are reviewed regularly by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Company is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Company. Consequently, no operating segment information is included in these separate financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to the consolidated financial statements.

(r) Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs include interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(s) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of prepaid income tax and income tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the separate entity. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the separate entity. The Company recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(t) Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares in the statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u) Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

(i)
Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because exchangeability between two currencies is lacking. The amendments do not have a significant impact on the financial statements.

(v) New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company.

(i)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company is currently reviewing the impact of the amendment on the consolidated financial statements.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

(v) New standards and interpretations not yet adopted by the Company, Continued

(ii)
Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

- Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

- Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

- Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

- Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

- Korean IFRS 1007 Statement of Cash Flows: Cost method

(iii)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial
Instruments: Disclosure - nature-dependent electricity contracts

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(iv)
Standards to Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements, and includes new requirements aimed at improving comparability of financial performance among similar entities and providing more relevant information to users of financial statements. The amendments do not affect the recognition or measurement of items in the financial statements, but the impact on presentation and disclosure, including those relating to the statement of comprehensive income and management-defined performance measures, is expected to be extensive.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

The Company is in the process of determining the impact on the Company of applying Korean IFRS 1118. Adoption of the standard is not expected to have an impact on the Company’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

4. Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	248,729	238,477

Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a) Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Trade accounts and notes receivable, net	~~W~~	3,140,538	4,964,594
Other accounts receivable
Non-trade receivables, net		140,191	206,313
Accrued income, net		34,017	19,286
Subtotal		174,208	225,599
Total	~~W~~	3,314,746	5,190,193

(b) The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,133,952	122,169	(180)	(428)
1-15 days past due		146	1,313	-	(1)
16-30 days past due		5,550	10,228	-	(1)
31-60 days past due		1,065	10,773	-	(3)
More than 60 days past due		5	30,434	-	(276)
Total	~~W~~	3,140,718	174,917	(180)	(709)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(In millions of won)		December 31, 2024
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,962,069	183,436	(362)	(283)
1-15 days past due		2,887	37,621	-	(2)
16-30 days past due		-	1,914	-	(1)
31-60 days past due		-	350	-	(3)
More than 60 days past due		-	2,575	-	(8)
Total	~~W~~	4,964,956	225,896	(362)	(297)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025		2024
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	362	297	234	78
(Reversal of) bad debt expense		(182)	412	128	219
At December 31	~~W~~	180	709	362	297

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

6. Other Financial Assets

Details of other financial assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives(*1)	~~W~~	62,740	186,676
Fair value hedging derivatives
Derivatives(*2)	~~W~~	-	99,116
Financial assets carried at amortized cost
Deposits	~~W~~	6,515	8,181
Short-term loans		7,994	26,098
Subtotal	~~W~~	14,509	34,279
Total	~~W~~	77,249	320,071

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	23,616	22,138
Derivatives(*1)		69,247	69,575
Subtotal	~~W~~	92,863	91,713
Fair value hedging derivatives
Derivatives(*2)	~~W~~	-	19,982
Financial assets carried at amortized cost
Deposits	~~W~~	645	783
Long-term loans		-	11,045
Subtotal	~~W~~	645	11,828
Total	~~W~~	93,508	123,523

(*1) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

7. Inventories

Details of inventories as of December 31, 2025 and 2024 are as follows:

(i) As of December 31, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	311,536	(48,263)	263,273
Work-in-process		1,133,627	(154,426)	979,201
Raw materials		466,252	(24,097)	442,155
Supplies		126,920	(18,039)	108,881
Total	~~W~~	2,038,335	(244,825)	1,793,510

(ii) As of December 31, 2024

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	377,955	(29,308)	348,647
Work-in-process		1,003,741	(79,673)	924,068
Raw materials		435,557	(16,441)	419,116
Supplies		111,539	(16,692)	94,847
Total	~~W~~	1,928,792	(142,114)	1,786,678

For the years ended December 31, 2025 and 2024, the amounts of inventories recognized as expense and (reversal of) loss on valuation of inventories are as follows:

(In millions of won)
		2025	2024
Cost of sales	~~W~~	22,504,496	24,476,213
Inventories recognized as expense		22,401,785	24,487,943
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		102,711	(11,730)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments

(a) Details of investments in subsidiaries as of December 31, 2025 and 2024, are as follows:

(In millions of won)			December 31, 2025			December 31, 2024
Subsidiaries	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	Production of display products	-		-	100%		-
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Operation of welfare facilities	100%		800	100%		800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	Production and sales of display products	-		-	51%		-
Unified Innovative Technology, LLC(*2)	Wilmington, U.S.A.	Intellectual property management	100%		1,424	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC(*3)	Sterling, U.S.A.	OLED intellectual property management	100%		133,838	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*4)	Wilmington, U.S.A.	Investment in venture business and technologies	100%		96,059	100%		97,936
LG Display High-Tech (China) Co., Ltd.(*5)	Guangzhou, China	Production and sales of display products	70%		1,846,177	69%		1,794,547
MMT(Money Market Trust)(*6)	Seoul, South Korea	Management of trust assets	100%		-	100%		140,600
Total				~~W~~	3,766,772		~~W~~	3,896,168

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments, Continued

(*1) For the year ended December 31, 2024, the Company signed a contract on September 26 with TCL CSOT to sell 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd., and the transaction was completed on April 1, 2025.

(*2) For the year ended December 31, 2025, the Company recognized ~~W~~8,065 million of impairment loss of Unified Innovative Technology, LLC. There was no change in the Company’s percentage of ownership in Unified Innovative Technology, LLC as a result of this impairment loss.

(*3) For the year ended December 31, 2025, the Company recognized ~~W~~30,484 million of impairment loss of Global OLED Technology, LLC. There was no change in the Company’s percentage of ownership in Global OLED Technology, LLC as a result of this impairment loss.

(*4) For the year ended December 31, 2025, the Company contributed ~~W~~2,831 million in cash for the capital increase and received ~~W~~2,018 million as a recovery from LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment. The Company recognized ~~W~~2,690 million of impairment loss.

(*5) For the year ended December 31, 2025, the Company acquired an additional shares of LG Display High-Tech (China) Co., Ltd. worth ~~W~~51,630 million. There was 1.2% increase in the Company’s percentage of ownership in LG Display High-Tech (China) Co., Ltd. as a result of this additional acquisitions.

(*6) For the year ended December 31, 2025, the Company decreased by ~~W~~140,600 million as a result of acquisition and disposal of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust with this regard.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments, Continued

(b) Details of investments in associates as of December 31, 2025 and 2024, are as follows:

(In millions of won)
			December 31, 2025			December 31, 2024
Associates	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	39,313	40%	~~W~~	39,608
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd.(*)	Hwaseong, South Korea	Development, production and sales of materials for display	9%		4,000	14%		3,698
Total				~~W~~	43,313		~~W~~	43,306

(*) Due to the investee’s issuance of new shares, the Company’s percentage of ownership decreased from 14% to 9%.

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been classified as investments in associates.

Dividend income recognized from subsidiaries and associates for the years ended December 31, 2025 and 2024 amounted to ~~W~~146,300 million and ~~W~~227,418 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment

(a) Changes in property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2025	~~W~~	426,342	7,171,402	39,810,253	570,406	3,177,621	40,423	1,194,446	52,390,893
Accumulated depreciation as of January 1, 2025		-	(3,698,897)	(33,913,454)	(500,935)	-	(34,048)	(883,419)	(39,030,753)
Accumulated impairment loss as of January 1, 2025		-	(179,017)	(987,958)	(5,892)	(252,774)	(156)	(21,007)	(1,446,804)
Book value as of January 1, 2025	~~W~~	426,342	3,293,488	4,908,841	63,579	2,924,847	6,219	290,020	11,913,336
Additions		-	-	-	-	720,164	14,916	-	735,080
Depreciation(*3)		-	(262,305)	(1,492,210)	(39,586)	-	(11,246)	(235,721)	(2,041,068)
Disposals		(12,559)	(38,473)	(72,541)	(141)	-	-	(34,675)	(158,389)
Reversal(Impairment loss)(*4)		-	(1)	(26)	23	(151,170)	-	(4,332)	(155,506)
Others(*5)		2,320	26,504	502,224	36,588	(818,791)	-	256,486	5,331
Book value as of December 31, 2025	~~W~~	416,103	3,019,213	3,846,288	60,463	2,675,050	9,889	271,778	10,298,784
Acquisition cost as of December 31, 2025	~~W~~	416,103	6,955,289	39,765,462	526,829	3,076,854	51,547	1,296,590	52,088,674
Accumulated depreciation as of December 31, 2025	~~W~~	-	(3,757,000)	(34,932,195)	(460,510)	-	(41,553)	(1,002,331)	(40,193,589)
Accumulated impairment loss as of December 31, 2025	~~W~~	-	(179,076)	(986,979)	(5,856)	(401,804)	(105)	(22,481)	(1,596,301)

(*1) As of December 31, 2025, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Company has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

9. Property, Plant and Equipment. Continued

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

(ii) 2024

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	6,674,304	37,381,457	563,966	6,148,883	38,260	1,063,452	52,343,135
Accumulated depreciation as of January 1, 2024		-	(3,429,293)	(32,682,474)	(473,444)	-	(24,040)	(749,958)	(37,359,209)
Accumulated impairment loss as of January 1, 2024		-	(180,065)	(933,766)	(5,739)	(257,086)	(222)	(22,801)	(1,399,679)
Book value as of January 1, 2024	~~W~~	472,813	3,064,946	3,765,217	84,783	5,891,797	13,998	290,693	13,584,247
Additions		-	-	-	-	987,207	5,981	-	993,188
Depreciation(*3)		-	(274,828)	(1,754,093)	(47,949)	-	(13,760)	(246,840)	(2,337,470)
Disposals		(47,344)	(28,581)	(131,962)	(166)	-	-	(52,327)	(260,380)
Impairment loss(*4)		-	(28)	(54,481)	(1,275)	(4,575)	-	(5,052)	(65,411)
Others(*5)		873	531,979	3,084,160	28,186	(3,949,582)	-	303,546	(838)
Book value as of December 31, 2024	~~W~~	426,342	3,293,488	4,908,841	63,579	2,924,847	6,219	290,020	11,913,336
Acquisition cost as of December 31, 2024	~~W~~	426,342	7,171,402	39,810,253	570,406	3,177,621	40,423	1,194,446	52,390,893
Accumulated depreciation as of December 31, 2024	~~W~~	-	(3,698,897)	(33,913,454)	(500,935)	-	(34,048)	(883,419)	(39,030,753)
Accumulated impairment loss as of December 31, 2024	~~W~~	-	(179,017)	(987,958)	(5,892)	(252,774)	(156)	(21,007)	(1,446,804)

(*1) As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Company has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment. Continued

(b) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Capitalized borrowing costs	~~W~~	10,943	23,862
Capitalization rate		4.50%	5.44%

(c) The Company provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2025, rental income from property, plant and equipment is ~~W~~1,819 million (2024: ~~W~~1,811 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets

(a)
Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Intellectual property rights	Software	Member-ships	Develop-ment costs	Construction- in-progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2025	~~W~~	1,915,242	1,285,773	14,931	2,357,041	15,494	12,763	72,588	5,673,832
Accumulated amortization as of January 1, 2025		(1,185,734)	(1,087,883)	-	(1,715,408)	-	(11,738)	-	(4,000,763)
Accumulated impairment loss as of January 1, 2025		(47,898)	(16,991)	-	(64,353)	-	(43)	(57,995)	(187,280)
Book value as of January 1, 2025	~~W~~	681,610	180,899	14,931	577,280	15,494	982	14,593	1,485,789
Additions - internally generated		-	-	-	546,706	-	-	-	546,706
Additions - external purchases		67,785	-	-	-	102,613	-	-	170,398
Amortization(*1)		(155,551)	(106,621)	-	(453,824)	-	(224)	-	(716,220)
Disposals		(326)	-	-	(3,741)	-	-	-	(4,067)
Reversal(Impairment loss)(*2)		(1,106)	286	-	(54,184)	-	-	-	(55,004)
Others(*3)		-	106,862	-	-	(109,262)	2,400	-	-
Book value as of December 31, 2025	~~W~~	592,412	181,426	14,931	612,237	8,845	3,158	14,593	1,427,602
Acquisition cost as of December 31, 2025	~~W~~	1,979,883	1,348,848	14,931	2,622,548	8,845	15,163	72,588	6,062,806
Accumulated amortization as of December 31, 2025	~~W~~	(1,339,615)	(1,151,170)	-	(1,934,470)	-	(11,962)	-	(4,437,217)
Accumulated impairment loss as of December 31, 2025	~~W~~	(47,856)	(16,252)	-	(75,841)	-	(43)	(57,995)	(197,987)

(*1) The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.

(*2) The Company recognized an impairment loss amounting to ~~W~~54,184 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets. Continued

(ii) 2024

(In millions of won)
		Intellectual property rights	Software	Member-ships	Develop-ment costs	Construction- in-progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2024	~~W~~	1,867,526	1,202,537	22,905	2,295,468	32,660	12,763	72,588	5,506,447
Accumulated amortization as of January 1, 2024		(1,029,320)	(1,008,433)	-	(1,509,575)	-	(11,574)	-	(3,558,902)
Accumulated impairment loss as of January 1, 2024		(47,909)	(12,596)	(1,541)	(144,432)	-	(43)	(57,995)	(264,516)
Book value as of January 1, 2024	~~W~~	790,297	181,508	21,364	641,461	32,660	1,146	14,593	1,683,029
Additions - internally generated		-	-	-	548,224	-	-	-	548,224
Additions - external purchases		49,818	-	-	-	87,226	-	-	137,044
Amortization (*1)		(156,574)	(101,135)	-	(546,377)	-	(164)	-	(804,250)
Disposals		-	(187)	(6,433)	-	-	-	-	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	-	(66,028)	-	-	-	(72,476)
Others (*3)		-	105,230	-	-	(104,392)	-	-	838
Book value as of December 31, 2024	~~W~~	681,610	180,899	14,931	577,280	15,494	982	14,593	1,485,789
Acquisition cost as of December 31, 2024	~~W~~	1,915,242	1,285,773	14,931	2,357,041	15,494	12,763	72,588	5,673,832
Accumulated amortization as of December 31, 2024	~~W~~	(1,185,734)	(1,087,883)	-	(1,715,408)	-	(11,738)	-	(4,000,763)
Accumulated impairment loss as of December 31, 2024	~~W~~	(47,898)	(16,991)	-	(64,353)	-	(43)	(57,995)	(187,280)

(*1) The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.

(*2) The Company recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(b)
The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2025 and 2024 are as follows:

Development costs

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*)
Development completed	TV	~~W~~	21,361	0.7
	IT		66,077	0.8
	Mobile and others		253,106	2.4
	Subtotal	~~W~~	340,544
Development in process	TV	~~W~~	21,758	-
	IT		25,502	-
	Mobile and others		224,433	-
	Subtotal	~~W~~	271,693
	Total	~~W~~	612,237

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*)
Development completed	TV	~~W~~	49,705	0.8
	IT		49,615	0.7
	Mobile and others		255,128	2.7
	Subtotal	~~W~~	354,448
Development in process	TV	~~W~~	14,802	-
	IT		37,737	-
	Mobile and others		170,293	-
	Subtotal	~~W~~	222,832
	Total	~~W~~	577,280

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

Intellectual property rights

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	263,583	6.9
	Licenses agreement(*2)		325,792	4.9
	Subtotal	~~W~~	589,375
Other			3,037	3.6
	Total	~~W~~	592,412

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Company’s rights under contracts with the patent company.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	237,305	7.0
	Licenses agreement(*2)		441,454	5.2
	Subtotal	~~W~~	678,759
Other			2,851	3.7
	Total	~~W~~	681,610

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Company’s rights under contracts with the patent company.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(c)
The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2025 is ~~W~~1,398,768 million (2024: ~~W~~1,427,125 million).

(d)
Details of impairment test on Good-will

As of December 31, 2025, the entire amount of goodwill has been allocated to the Display cash-generating unit(CGU). Accordingly, the Company performed an impairment test on the Display CGU to which the goodwill has been allocated.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Company’s products used in the forecast was determined considering external sources and the Company’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.1%	7.2%	1.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company's credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Company. The Company calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU, the recoverable amount exceeded its carrying amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

11. Investment Property

(a) Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	27,911	32,995
Transfer		(5,331)	-
Depreciation		(4,558)	(5,084)
Others		9	-
Book value as of December 31	~~W~~	18,031	27,911

(b) For the year ended December 31, 2025, rental revenue from investment property is ~~W~~8,966 million (2024: ~~W~~8,891 million) and rental cost is ~~W~~4,956 million (2024: ~~W~~5,468 million).

12. Financial Liabilities

(a)
Details of financial liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025	December 31, 2024
Current
Short-term borrowings	~~W~~	2,195,397	2,454,295
Current portion of long-term borrowings		1,261,745	2,787,100
Current portion of bonds		398,223	611,882
Current portion of payment guarantee liabilities		4,418	6,092
Derivatives(*)		4,066	3,762
Lease liabilities		6,848	3,539
Total	~~W~~	3,870,697	5,866,670

Non-current
Long-term borrowings	~~W~~	4,853,970	3,762,972
Bonds		124,871	525,957
Non-current payment guarantee liabilities		5,029	9,678
Derivatives(*)		5,487	7,006
Lease liabilities		3,219	2,995
Total	~~W~~	4,992,576	4,308,608

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(b)
Details of short-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
LG Display Singapore Pte. Ltd.	Working Capital	3.66	~~W~~	1,721,880	2,160,900
Standard Chartered Bank Korea Limited and others	Working Capital and others	5.02~5.72		473,517	293,395
Total			~~W~~	2,195,397	2,454,295

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12. Financial Liabilities, Continued

(c)
Details of Korean won denominated long-term borrowings as of December 31, 2025 and 2024 are as follows :

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025(%)		December 31, 2025	December 31, 2024
LG Electronics Inc.	Operating capital	-	-	~~W~~	-	1,000,000
Korea Development Bank and others	Facility capital and others	January 2026~ March 2030	3.46~5.65		4,000,423	3,668,538
Less: current portion					(1,190,000)	(1,861,000)
Total				~~W~~	2,810,423	2,807,538

(d)
Details of foreign currency denominated long-term borrowings as of December 31, 2025 and 2024 are as follows :

(In millions of won and USD)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025(%)		December 31, 2025	December 31, 2024
KEB Hana Bank and others	Facility capital and others	September 2026~ March 2029	2.40~6.27	~~W~~	2,115,292	1,881,534
Foreign currency equivalent of foreign currency borrowings					USD 1,420	USD 1,280
					CNY 380	-
Less: current portion					(71,745)	(926,100)
Total				~~W~~	2,043,547	955,434

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12. Financial Liabilities, Continued

(e)
Details of bonds issued and outstanding as of December 31, 2025 and 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2025(%)		December 31, 2025	December 31, 2024
Korean won denominated bonds at amortized cost(*1)
Publicly issued bonds	September 2026~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(257)	(705)
Less: current portion				(254,872)	(611,882)
Subtotal			~~W~~	124,871	379,413
Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2026	5.76	~~W~~	143,490	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds			~~W~~	(139)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion			~~W~~	(143,351)	-
Subtotal			~~W~~	-	146,544
Total			~~W~~	124,871	525,957

(*1) Principal of the Korean won denominated bonds is to be repaid at maturity and interest is paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interest is paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits

(a) Defined benefit plans

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025	December 31, 2024

Present value of defined benefit obligations	~~W~~	1,266,838	1,436,251
Fair value of plan assets		(1,465,126)	(1,596,815)
Total	~~W~~	(198,288)	(160,564)

ii) Changes in the present value of the defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Defined benefit obligations at January 1	~~W~~	1,436,251	1,482,976
Current service cost		144,608	146,859
Interest cost		55,318	67,426
Remeasurements (before tax)		(82,071)	142,422
Benefit payments		(284,232)	(397,457)
Net transfers from (to) related parties		(3,036)	(5,975)
Defined benefit obligations at December 31	~~W~~	1,266,838	1,436,251

Weighted average remaining maturity of defined benefit obligations as of December 31, 2025 is 7.62 years (December 31, 2024 : 9.98 years).

iii) Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Fair value of plan assets at January 1	~~W~~	1,596,815	1,890,188
Interest income		60,768	86,280
Remeasurements (before tax)		(894)	(11,781)
Contributions by employer directly to plan assets		96,970	-
Benefit payments		(288,533)	(367,872)
Fair value of plan assets at December 31	~~W~~	1,465,126	1,596,815

The Company is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

(a) Defined benefit plans, Continued

iv) Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Time deposits in banks	~~W~~	1,465,126	1,596,815

As of December 31, 2025, the Company maintains the plan assets with Shinhan Bank, KEB Hana Bank and others.

v) Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current service cost	~~W~~	144,608	146,859
Net interest cost		(5,450)	(18,854)
Total (*)	~~W~~	139,158	128,005

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

Details of expenses are recognized in the statements of comprehensive income (loss) as follows:

(In millions of won)
		2025	2024
Cost of sales	~~W~~	94,756	89,052
Selling expenses		6,608	5,836
Administrative expenses		13,963	12,627
Research and development expenses		12,946	10,605
Total (*)	~~W~~	128,273	118,120

(*) The total cost recognized in the statements of comprehensive income (loss) related to the defined benefit plans excludes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

(a) Defined benefit plans, Continued

(vi) Details of remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Balance at January 1	~~W~~	(84,824)	47,011
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(5,600)	(21,525)
Demographic assumptions		(12,692)	7,487
Financial assumptions		100,363	(128,384)
Return on plan assets		(894)	(11,781)
Subtotal	~~W~~	81,177	(154,203)
Income tax	~~W~~	(7,065)	22,368
Balance at December 31	~~W~~	(10,712)	(84,824)

(vii) Details of principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations(*)	4.7%	3.9%

(*) For the years ended December 31, 2025, the Company changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. As a result of this change in accounting estimate, the defined benefit obligation decreased by ~~W~~83,842 million, and retained earnings increased by ~~W~~76,545 million.

(viii) Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2025:

(In millions of won)		Defined benefit obligations
		1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~	(88,618)	100,158
Expected rate of salary increase		104,279	(93,567)

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan for the year ended December 31, 2025 is ~~W~~33,253 million (2024: ~~W~~19,057 million).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

14. Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Litigation	Warranties(*)	Others	Total
At January 1, 2025	~~W~~	7,479	151,394	5,997	164,870
Additions		8,844	50,637	13,349	72,830
Usage		(14,777)	(66,453)	(15,566)	(96,796)
At December 31, 2025	~~W~~	1,546	135,578	3,780	140,904
Current	~~W~~	1,546	80,233	3,780	85,559
Non-current	~~W~~	-	55,345	-	55,345

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
		Litigation	Warranties(*)	Others	Total
At January 1, 2024	~~W~~	1,806	171,953	5,880	179,639
Additions		5,673	83,020	27,840	116,533
Usage		-	(103,579)	(27,723)	(131,302)
At December 31, 2024	~~W~~	7,479	151,394	5,997	164,870
Current	~~W~~	7,479	90,486	5,997	103,962
Non-current	~~W~~	-	60,908	-	60,908

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15. Contingent Liabilities and Commitments

(a) Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Company and other LCD panel manufacturers have been sued by individual companies for alleged violations of European Union competition laws. The Company is actively defending itself in these ongoing legal proceedings, and as of December 31, 2025, the Company cannot predict the ultimate outcome of the litigation.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b) Commitments

Factoring and transfer of trade receivables

The Company has entered into discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,434,900 million). As of December 31, 2025, there are no discounted trade receivables under the agreements that remain outstanding until maturity. In relation to the above agreements, the financial institutions retain the right of recourse against the Company for any discounted receivables that are not collected at maturity.

The Company has entered into receivable transfer agreements with MUFG Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~509,390 million. As of December 31, 2025, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~11,476 million. In relation to the above agreements, the financial institutions do not have recourse to the Company for any receivables that are not recovered at maturity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15. Contingent Liabilities and Commitments, Continued

Loan commitment

As of December 31, 2025, the Company has borrowing and letter of credit facilities with Hana Bank and other financial institutions, with a combined credit limit of ~~W~~2,587,585 million and with LG Display Singapore Pte. Ltd. for borrowing up to USD 1,200 million (Equivalent to ~~W~~1,721,880 million).

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 938 million (Equivalent to ~~W~~1,345,219 million).

The Company has received a payment guarantee of ~~W~~2,662 million from Seoul Guarantee Insurance Co., Ltd. in relation to performance guarantees and others.

License agreements

As of December 31, 2025, the Company has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15. Contingent Liabilities and Commitments, Continued

Collateral

Details of the collateral provided by the Company as of December 31, 2025 are as follows:

(In millions of won)
Collateral	Carrying amount	Maximum secured amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	217,031	780,000	Korea Development Bank and others	650,000

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2025 is ~~W~~538,995 million.

16. Share Capital and Share Premium

The total number of shares to be issued by the Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024: 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the Company's share capital for the year ended December 31, 2025.

The Company's share premium consists of paid-in capital in excess of par value, and there were no changes in this paid-in capital for the year ended December 31, 2025.

The Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million, and capital surplus increased by ~~W~~569,893 million to ~~W~~2,821,006 million for the year ended December 31, 2024.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

17. Accumulated deficit

(a) Accumulated deficit as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Legal reserve	~~W~~	235,416	235,416
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(10,712)	(84,824)
Unappropriated accumulated deficit		(1,842,256)	(1,744,051)
Total	~~W~~	(1,549,301)	(1,525,208)

(b) For the years ended December 31, 2025 and 2024, details of the Company’s appropriations of accumulated deficit are as follows:

(In millions of won, except for cash dividend per common stock)
		2025	2024
Unappropriated accumulated deficit		(1,842,256)	(1,744,051)
Unappropriated retained earnings (accumulated deficit) carried over from prior year	~~W~~	(1,744,051)	1,290,685
Loss for the year		(98,205)	(3,034,736)
Unappropriated accumulated deficit carried forward to the following year	~~W~~	(1,842,256)	(1,744,051)

Expected date of appropriation for the year ended December 31, 2025 is March 19, 2026 and the date of appropriation for the year ended December 31, 2024 was March 20, 2025.

18. Revenue

Details of revenue for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Sales of goods	~~W~~	23,950,081	25,083,924
Others(*)		165,845	94,764
Total	~~W~~	24,115,926	25,178,688

(*) Others include royalties and rental revenue.

For the year ended December 31, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in the prior reporting periods is ~~W~~1,105,095 million. (2024: ~~W~~587,742 million)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

19. The Nature of Expenses

The classifications of expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in inventories	~~W~~	(6,831)	(5,719)
Purchases of raw materials and others		9,249,648	9,987,490
Depreciation and amortization		2,711,585	3,087,047
Outsourcing		7,128,436	8,094,665
Labor		2,637,307	2,726,704
Supplies and others		689,107	686,731
Utility		1,051,965	1,068,096
Fees and commissions		357,583	388,732
Freight cost		51,573	61,313
Advertising		61,660	66,988
Warranty		50,637	83,020
Travel		35,048	45,214
Taxes and dues		68,774	74,068
Others		653,569	614,965
Total(*)	~~W~~	24,740,061	26,979,314

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

20. Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Salaries	~~W~~	301,177	434,233
Post-employment benefit		24,696	20,969
Other employee benefits		46,547	48,707
Freight cost		18,785	22,453
Fees and commissions		120,413	162,434
Depreciation and amortization		132,868	148,712
Taxes and dues		4,602	4,529
Advertising		61,660	66,988
Warranty		50,637	83,020
Insurance		10,040	9,424
Travel		7,498	8,160
Training		6,372	7,612
Others		51,502	58,734
Total	~~W~~	836,797	1,075,975

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

21. Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency gain	~~W~~	1,393,302	1,607,940
Gain on disposal of assets held for sale		967,102	-
Gain on disposal of property, plant and equipment		32,780	51,093
Gain on disposal of intangible assets		1,592	25
Reversal of impairment loss on property, plant and equipment		2,446	4,314
Others		51,226	39,134
Total	~~W~~	2,448,448	1,702,506

(b) Details of other non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency loss	~~W~~	1,304,630	2,200,195
Loss on disposal of property, plant and equipment		69,995	75,672
Impairment loss on property, plant and equipment		157,951	69,725
Impairment loss on intangible assets		55,292	72,490
Impairment loss on investments		41,534	5,481
Others		19,932	16,426
Total	~~W~~	1,649,334	2,439,989

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

22. Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Finance income
Interest income	~~W~~	16,876	20,440
Dividend income		146,566	227,418
Foreign currency gain		184,585	30,205
Gain on valuation of financial assets at fair value through profit or loss		9,227	-
Gain on transaction of derivatives		162,139	274,173
Gain on valuation of derivatives		16,002	145,078
Others		6,264	7,456
Total	~~W~~	541,659	704,770

Finance costs
Interest expense	~~W~~	521,247	665,051
Foreign currency loss		79,956	565,829
Loss on valuation of financial assets at fair value through profit or loss		5,370	6,567
Loss on transaction of derivatives		4,155	-
Loss on valuation of derivatives		139,051	5,771
Others		3,726	10,935
Total	~~W~~	753,505	1,254,153

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense)

(a) Details of income tax benefit (expense) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current tax benefit (expense)
Current year	~~W~~	(15,766)	(12,368)
Adjustment for prior years		-	5
Subtotal	~~W~~	(15,766)	(12,363)
Deferred tax benefit
Changes in temporary differences	~~W~~	(45,572)	65,118
Income tax benefit (expense)	~~W~~	(61,338)	52,755

(b) Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025			2024
		Before tax	Income tax effect	Net of tax	Before tax	Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	81,177	(7,065)	74,112	(154,203)	22,368	(131,835)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense), Continued

(c) Reconciliation of the effective tax rate for the years ended December 31, 2025 and 2024 is as follows:

(In millions of won)
		2025	2024
Loss for the year	~~W~~	(98,205)	(3,034,736)
Income tax benefit (expense)		(61,338)	52,755
Loss before income tax		(36,867)	(3,087,491)
Income tax benefit using the Company’s statutory tax rate		8,859	707,653
Income not subject to tax		33,277	61,846
Expenses not deductible for tax purposes		(13,625)	(308)
Change in unrecognized deferred tax assets (*1)		273,296	(703,714)
Effect on change in tax rate		(339,969)	(30,151)
Others		(23,176)	17,429
Total	~~W~~	(61,338)	52,755
Effective tax rate		(*2)	(*2)

(*1) The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.

(*2) Actual effective tax rate is not calculated due to loss before income tax for the years ended December 31, 2025 and 2024.

(d) Global Minimum Tax

Under Pillar Two legislation, the Company is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Company has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Company has no current tax expenses related to Pillar Two legislation for the year ended December 31, 2025.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

24. Deferred Tax Assets and Liabilities

(a) Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,512,404	3,511,525
Deferred tax asset to be recovered within 12 months		289,310	336,541
Total deferred tax assets		3,801,714	3,848,066
Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	305,286	300,766
Deferred tax liability to be settled within 12 months		74,075	72,310
Total deferred tax liabilities		379,361	373,076
Deferred tax assets after offsetting	~~W~~	3,422,353	3,474,990

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

24. Deferred Tax Assets and Liabilities, Continued

(b) Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		January 1, 2024	Profit or loss for 2024	Other comprehensive income (loss) for 2024	December 31, 2024	Profit or loss for 2025	Other comprehensive income (loss) for 2025	December 31, 2025
Other accounts receivable	~~W~~	(61)	(4,406)	-	(4,467)	(4,059)	-	(8,526)
Inventories		28,607	3,416	-	32,023	29,161	-	61,184
Defined benefit assets		(89,753)	53,348	22,368	(14,037)	(26,548)	(7,065)	(47,650)
Accrued expenses		93,511	8,377	-	101,888	28,115	-	130,003
Property, plant and equipment and intangible assets		400,332	(22,941)	-	377,391	(156,866)	-	220,525
Provisions		39,586	(4,666)	-	34,920	(2,151)	-	32,769
Subsidiaries and associates		78,194	2,339	-	80,533	(68,697)	-	11,836
Other temporary differences		11,533	1,708	-	13,241	5,984	-	19,225
Tax loss carryforwards		2,677,340	31,507	-	2,708,847	138,918	-	2,847,765
Tax credit carryforwards		148,215	(3,564)	-	144,651	10,571	-	155,222
Deferred tax assets (liabilities)	~~W~~	3,387,504	65,118	22,368	3,474,990	(45,572)	(7,065)	3,422,353

(c) Details of deductible (taxable) temporary difference, tax credit carryforwards and tax loss carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2025, are as follows:

(In millions of won)
		Amount	Reason
Investments with its subsidiary	~~W~~	(209,804)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)		1,081,726	Uncertainty of future taxable profit
Tax loss carryforwards (*2)		2,021,561	Uncertainty of future taxable profit

(*1) Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2026.

(*2) Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2039.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

25. Loss Per Share

(a) Basic loss per share for the years ended December 31, 2025 and 2024 are as follows:

(In won and number of shares)
		2025	2024
Loss for the year	~~W~~	(98,205,350,693)	(3,034,736,546,955)
Weighted-average number of common shares outstanding		500,000,000	471,252,355
Basic loss per share	~~W~~	(196)	(6,440)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased.

(b) Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross currency interest rate swap contracts, USD 580 million (December 31, 2024: USD 500 million) and CNY 380 million (December 31, 2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,020 million (December 31, 2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

The currency forward exchange contracts entered into to manage foreign exchange risk related to advances received in foreign currency expired during the reporting period, and there is no outstanding balance as of December 31, 2025 (December 31, 2024: USD 750 million).

A weaker won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in a foreign currency as of December 31, 2025 and 2024 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions)		December 31, 2025		December 31, 2024
USD (5 percent weakening)	~~W~~	(349,389)	~~W~~	(349,435)
JPY (5 percent weakening)		(5,309)		(6,219)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manage interest rate risk by monitoring trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,020 million (Equivalent to ~~W~~1,463,598 million) and interest rate swap contracts amounting to USD 250 million (Equivalent to ~~W~~358,725 million) and ~~W~~2,280,000 million in notional amount to manage interest rate risk with respect to variable interest-bearing borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2025 and 2024 is as follows:

(In millions of won)		December 31, 2025	December 31, 2024

Fixed rate instruments
Financial assets	~~W~~	248,729	238,477
Financial liabilities		(2,010,142)	(4,076,162)
Total	~~W~~	(1,761,413)	(3,837,685)
Variable rate instruments
Financial liabilities	~~W~~	(6,824,064)	(6,066,044)

ii) Profit or loss before income tax sensitivity analysis for variable rate instruments

As of December 31, 2025 and 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
		Profit or loss before income tax
		1%p increase	1%p decrease
December 31, 2025
Variable rate instruments	~~W~~	(68,241)	68,241
December 31, 2024
Variable rate instruments	~~W~~	(60,660)	60,660

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	~~W~~	248,729	238,477
Deposits in banks		11	11
Trade accounts and notes receivable, net		3,140,538	4,964,594
Non-trade receivables, net		140,191	206,313
Accrued income, net		34,017	19,286
Deposits		7,160	8,964
Loans		7,994	37,143
Subtotal	~~W~~	3,578,640	5,474,788
Financial assets at fair value through profit or loss
Derivatives		131,987	256,251
Financial assets effective for fair value hedging
Derivatives		-	119,098
Total	~~W~~	3,710,627	5,850,137

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

In addition to the financial assets above, as of December 31, 2025, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 938 million (~~W~~1,345,219 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing.

Meanwhile, the Company has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Company to meet certain financial performance targets. The Company periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(i) Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2025 and 2024.

i) As of December 31, 2025

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,311,112	8,815,503	3,204,224	533,755	3,334,130	1,743,394	-
Bonds		523,094	538,548	198,654	213,751	126,143	-	-
Trade accounts and notes payable(*1)		9,711,618	9,711,618	9,711,618	-	-	-	-
Other accounts payable(*1)		1,151,778	1,153,425	1,122,911	30,514	-	-	-
Long-term other accounts payable		218,683	248,238	-	-	67,441	180,797	-
Payment guarantee(*2)		9,447	1,345,219	1,345,219	-	-	-	-
Security deposits received		138,380	147,474	480	4,109	142,859	26	-
Lease liabilities		10,067	10,544	3,692	3,446	1,846	1,404	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	-
Cash outflow		-	325,920	18,751	13,131	292,017	2,021	-
Cash inflow		-	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	-
Total	~~W~~	20,083,732	21,977,726	15,589,825	787,991	3,674,211	1,925,543	156

(*1) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

ii) As of December 31, 2024

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,004,367	9,610,754	4,350,636	1,135,893	1,751,037	2,347,875	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	-
Trade accounts and notes payable(*1)		12,011,544	12,011,544	11,740,183	271,361	-	-	-
Other accounts payable(*1)		1,438,724	1,441,594	1,112,327	329,267	-	-	-
Long-term other accounts payable		279,774	323,400	-	-	69,090	192,570	61,740
Payment guarantee(*2)		15,770	1,984,500	1,984,500	-	-	-	-
Security deposits received		160,710	189,210	-	808	6,837	181,565	-
Lease liabilities		6,534	6,968	1,944	1,831	1,797	1,233	163
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	-
Cash outflow		-	75,016	21,402	20,467	22,342	10,805	-
Cash inflow		-	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	-
Total	~~W~~	24,066,030	26,765,046	19,822,059	1,754,245	2,249,829	2,851,697	87,216

(*1) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(ii) Supplier finance agreement

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Company owes its suppliers and the Company agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than, when suppliers are paid. These arrangements provide the Company with extended payment terms, or the Company’s suppliers with early payment terms, compared to the related invoice payment due date.

The carrying amounts of financial liabilities from supplier financing agreement as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
		Trade accounts and notes payable	Other accounts payable	Trade accounts and notes payable	Other accounts payable
Liabilities under supplier finance arrangement
Purchase card(*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan(*2)	~~W~~	53,667	142,872	90,328	164,741
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase card(*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan(*2)	~~W~~	2,138	12,465	2,443	2,952

(*1) The company pays the settlement amount to the card company on the end date of credit term according to the card agreement. The company uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business, with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other account payable and presented as operating and investing activities in the cash flow statement.

(*2) The company enters into supplier financial agreement with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier financial agreement, if a vendor that supplied goods or services to the company transfers its account receivables to the financial institution within the payment due date, the company pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other account payable because the supplier financial agreement does not result in a substantive reduction of the company’s payment obligation or a change in payment terms.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

The range of payment due dates as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024

Liabilities under supplier finance arrangement
Purchase card	91~205days	270~288days
Electronic Trade Receivable-Secured Loan	45~123days	45~123days
Trade accounts and notes payable not covered by the supplier finance agreement	5~123days	3~123days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

(d) Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Company is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Company regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		December 31, 2025	December 31, 2024
Total liabilities	~~W~~	21,039,417	26,003,253
Total equity		3,771,705	3,795,798
Cash and cash equivalents		248,729	238,477
Borrowings (including bonds)		8,834,206	10,142,206
Total liabilities to equity ratio		558%	685%
Net borrowings to equity ratio(*)		228%	261%

(*) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and cash equivalents by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(e) Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	248,729	(*1)	238,477	(*1)
Deposits in banks		11	(*1)	11	(*1)
Trade accounts and notes receivable, net		3,140,538	(*1)	4,964,594	(*1)
Non-trade receivables, net		140,191	(*1)	206,313	(*1)
Accrued income, net		34,017	(*1)	19,286	(*1)
Deposits		7,160	(*1)	8,964	(*1)
Loans		7,994	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	23,616	23,616	22,138	22,138
Derivatives		131,987	131,987	256,251	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	119,098
Financial liabilities carried at amortized cost
Borrowings	~~W~~	8,311,112	8,340,819	9,004,367	9,074,818
Bonds		523,094	523,500	1,137,839	1,142,725
Trade accounts and notes payable		9,711,618	(*1)	12,011,544	(*1)
Other accounts payable		1,370,461	(*1)	1,718,498	(*1)
Security deposits received		138,380	(*1)	160,710	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	9,553	10,768	10,768
Other financial liabilities
Payment guarantee liabilities	~~W~~	9,447	(*1)	15,770	(*1)
Lease liabilities		10,067	(*2)	6,534	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 'Financial Instruments: Disclosures'.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Company measures fair value for financial reporting purposes, including fair value measurements, which are classified as "Level 3". The Company consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

ii) Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	-	2,608	23,616
Derivatives		-	131,987	-	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	9,553	-	9,553

(In millions of won)		December 31, 2024			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	-	3,180	22,138
Derivatives		-	256,251	-	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098	-	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	10,768	-	10,768

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value those are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	2,608	-	3,180	Net asset value method and Comparable company analysis	Price to book value ratio
Derivatives		131,987	-	256,251	-	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	-	10,768	-	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	8,340,819	Discounted cash flow	Discount rate
Bonds		-	-	523,500	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2024			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	9,074,818	Discounted cash flow	Discount rate
Bonds		-	-	1,142,725	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Borrowings, bonds and others	3.32%~3.90%	3.70%~3.96%

v) There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
Classification		January 1, 2025	Valuation	December 31, 2025
Equity instruments	~~W~~	3,180	(572)	2,608

(In millions of won)
Classification		January 1, 2024	Valuation	Disposal	December 31, 2024
Equity instruments	~~W~~	3,967	(787)	-	3,180
Convertible securities		1,838	-	(1,838)	-

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(f) Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)					2025

		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Derivatives	Others	Total
Interest income	~~W~~	16,876	-	-	-	-	16,876
Interest expense		-	(520,716)	-	-	(531)	(521,247)
Foreign currency differences		(119,595)	334,061	-	(22,646)	-	191,820
Bad debt expense		(230)	-	-	-	-	(230)
Gain or loss on disposal		(81)	-	460	-	-	379
Gain or loss on valuation		-	-	3,857	-	-	3,857
Gain or loss on derivatives		-	-	-	34,935	-	34,935
Dividend income		-	-	266	-	-	266
Total	~~W~~	(103,030)	(186,655)	4,583	12,289	(531)	(273,344)

(In millions of won)					2024

		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Derivatives	Others	Total
Interest income	~~W~~	20,440	-	-	-	-	20,440
Interest expense		-	(664,365)	-	-	(686)	(665,051)
Foreign currency differences		972,838	(2,155,951)	-	190,906	-	(992,207)
Bad debt expense		(348)	-	-	-	-	(348)
Gain or loss on disposal		(270)	-	(98)	-	-	(368)
Gain or loss on repayment		-	(678)	-	-	-	(678)
Gain or loss on valuation		-	-	(6,567)	-	-	(6,567)
Gain or loss on derivatives		-	-	-	413,480	-	413,480
Total	~~W~~	992,660	(2,820,994)	(6,665)	604,386	(686)	(1,231,299)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases

(a) Leases as lessee

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i) Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
		Buildings	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	12	-	1,529	4,559	119	6,219
Additions		11,407	74	707	2,658	70	14,916
Depreciation		(6,650)	(38)	(1,768)	(2,718)	(72)	(11,246)
At December 31	~~W~~	4,769	36	468	4,499	117	9,889

(In millions of won)
		2024
		Buildings	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	8,507	-	533	4,763	195	13,998
Additions		360	1	2,548	3,071	1	5,981
Depreciation		(8,855)	(1)	(1,552)	(3,275)	(77)	(13,760)
At December 31	~~W~~	12	-	1,529	4,559	119	6,219

(ii) Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Interest on lease liabilities	~~W~~	(531)	(686)
Expenses relating to short-term leases		(208)	(19)
Expenses relating to leases of low-value assets that are not short-term leases		(364)	(474)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases, Continued

(iii) Changes in lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
At January 1	~~W~~	6,534	14,400
Additions		14,925	5,981
Interest expense		531	686
Repayment of liabilities		(11,923)	(14,533)
At December 31	~~W~~	10,067	6,534

(iv) Total cash outflows from leases for the year ended December 31, 2025 amounted to ~~W~~12,495 million (2024: ~~W~~15,026 million).

(b) Leases as lessor

The Company leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

28. Cash Flow Information

(a) Details of cash flows generated from operations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Loss for the year	~~W~~	(98,205)	(3,034,736)
Adjustments for:	~~W~~
Income tax expense (benefit) (Note 23)		61,338	(52,755)
Depreciation and amortization (Note 19)		2,711,585	3,087,047
Gain on foreign currency translation		(30,118)	(503,939)
Loss on foreign currency translation		216,838	934,645
Post-employment benefit (Note 13)		128,273	128,005
Gain on disposal of property, plant and equipment		(32,780)	(51,093)
Loss on disposal of property, plant and equipment		69,995	75,672
Impairment loss on property, plant and equipment		157,951	69,725
Gain on disposal of intangible assets		(1,592)	(25)
Loss on disposal of intangible assets		-	388
Impairment loss on intangible assets		55,292	72,490
Impairment loss on investments		41,534	5,481
Expense on increase of provisions		72,830	88,471
Finance income		(591,197)	(676,878)
Finance costs		736,386	1,227,368
Gain on disposal of assets held for sale		(967,102)	-
Others		(4,549)	(69,443)
Changes in:	~~W~~
Trade accounts and notes receivable		632,354	(2,157,869)
Other accounts receivable		39,984	(131,567)
Inventories		(6,832)	(5,720)
Other current assets		17,243	11,571
Other non-current assets		(5,067)	2,414
Proceeds from settlement of derivatives		79,881	35,757
Trade accounts and notes payable		(2,285,087)	2,310,209
Other accounts payable		(106,686)	(518,888)
Accrued expenses		119,933	23,846
Provisions		(97,872)	(103,462)
Advances received		11,893	(6,195)
Other current liabilities		(15,492)	(2,860)
Defined benefit liabilities (assets), net		(95,705)	(35,559)
Other non-current liabilities		47,659	2,237
Cash generated from operations	~~W~~	862,685	724,337

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

28. Cash Flow Information, Continued

(b) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2025
Short-term borrowings	~~W~~	2,454,295	(216,370)	(42,528)	-	-	2,195,397
Payment guarantee liabilities		15,770	6,290	-	-	(12,613)	9,447
Long-term borrowings		6,550,072	(395,953)	(41,609)	3,205	-	6,115,715
Bonds		1,137,839	(612,000)	(3,507)	762	-	523,094
Security deposits received		160,710	(40,500)	-	-	18,170	138,380
Lease liabilities		6,534	(11,392)	-	-	14,925	10,067
Total	~~W~~	10,325,220	(1,269,925)	(87,644)	3,967	20,482	8,992,100

(In millions of won)
				Non-cash transactions
		January 1, 2024	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2024
Short-term borrowings	~~W~~	1,428,213	756,372	269,710	-	-	2,454,295
Payment guarantee liabilities		20,613	7,427	-	-	(12,270)	15,770
Long-term borrowings		6,785,749	(507,411)	267,531	4,203	-	6,550,072
Bonds		1,488,143	(370,000)	18,004	1,692	-	1,137,839
Security deposits received		153,316	-	-	-	7,394	160,710
Lease liabilities		14,400	(13,847)	-	-	5,981	6,534
Total	~~W~~	9,890,434	(127,459)	555,245	5,895	1,105	10,325,220

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

28. Cash Flow Information, Continued

(c)
Details of significant non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in other accounts payable arising from the acquisition of property, plant and equipment	~~W~~	(170,090)	(392,850)
Changes in other accounts payable arising from the acquisition of intangible assets		(73,350)	(119,521)
Recognition of right-of-use assets and lease liabilities		14,925	5,981
Reclassification of the current portion of borrowings/bonds		(1,914,894)	(3,827,835)

29. Related Parties and Others

(a) Related parties

Details of related parties as of December 31, 2025 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*) Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(b) Details of major transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries
LG Display America, Inc.	~~W~~	15,604,764	-	-	4,591
LG Display Japan Co., Ltd.		810,265	-	-	52
LG Display Germany GmbH		1,247,575	-	-	17,294
LG Display Taiwan Co., Ltd.		2,192,261	3,060	-	3,283
LG Display Nanjing Co., Ltd.		72,574	-	1,511,119	6,520
LG Display Shanghai Co., Ltd.		398,616	-	-	378
LG Display Guangzhou Co., Ltd.(*2)		3,578	93,389	47,666	58,480
LG Display Shenzhen Co., Ltd.		200,962	-	-	-
LG Display Yantai Co., Ltd.		10	-	258,842	3,344
LG Display (China) Co., Ltd.(*2)		968	-	357,671	56
LG Display Singapore Pte. Ltd.		1,560,683	-	-	61,158
L&T Display Technology (Fujian) Limited		159,081	-	1	71
Nanumnuri Co., Ltd.		469	-	-	25,512
LG Display Guangzhou Trading Co., Ltd.		364,373	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		69,326	-	3,273,566	57,877
Suzhou Lehui Display Co., Ltd.		51,426	48,187	1,944	-
LG Display High-Tech (China) Co., Ltd.		5,618	-	2,406,489	16,582

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	1,664	248,746	11,413
Material Science Co., Ltd.		-	-	3,198	1,923
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	271,025	-	10,862	149,026

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	32,143	-	-	109
LG Electronics Vietnam Haiphong Co., Ltd.		226,897	-	-	1,827
LG Electronics Reynosa S.A. DE C.V.		10,526	-	-	933
LG Electronics do Brasil Ltda.		8,827	-	-	88
LG Electronics Egypt S.A.E		12,586	-	-	22
LG Innotek Co., Ltd.		9,614	-	3	79,632
P.T. LG Electronics Indonesia		13,173	-	-	746
Others		14	-	-	20,872
Total	~~W~~	23,327,354	146,300	8,120,107	521,789

(*1) Others include the amount of the acquisition of property, plant, and equipment, and the purchase amount of LG Display High-Tech (China) Co., Ltd. shares held by LG Display Guangzhou Co., Ltd.

(*2) On April 1, 2025, the sale of shares representing 100% of LG Display Guangzhou Co., Ltd. and 51% of LG Display (China) Co., Ltd. was completed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries
LG Display America, Inc.	~~W~~	15,192,477	-	-	688
LG Display Japan Co., Ltd.		1,032,290	-	-	668
LG Display Germany GmbH		1,542,058	-	-	22,583
LG Display Taiwan Co., Ltd.		2,573,337	-	-	3,190
LG Display Nanjing Co., Ltd.		84,928	-	1,648,818	11,779
LG Display Shanghai Co., Ltd.		608,564	-	-	64
LG Display Guangzhou Co., Ltd.		42,801	-	1,272,010	15,049
LG Display Shenzhen Co., Ltd.		568,415	-	-	-
LG Display Yantai Co., Ltd.		1	-	310,113	1,168
LG Display (China) Co., Ltd.		2,922	219,667	1,329,284	2,204
LG Display Singapore Pte. Ltd.		1,442,009	-	-	78,864
L&T Display Technology (Fujian) Limited		127,142	7,081	2	68
Nanumnuri Co., Ltd.		272	470	-	24,144
LG Display Guangzhou Trading Co., Ltd.		386,330	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		147,453	-	3,560,274	38,301
Suzhou Lehui Display Co., Ltd.		80,985	-	1,861	3
LG Display High-Tech (China) Co., Ltd.		1,078	-	2,515,439	4,130

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
WooRee E&L Co., Ltd.(*2)	~~W~~	-	-	355	32
AVATEC Co., Ltd.(*2)		-	200	52,983	2,947
Paju Electric Glass Co., Ltd.		-	-	237,002	8,428
YAS Co., Ltd.(*2)		-	-	5,266	4,945
Material Science Co., Ltd.		-	-	3,579	1,512
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	326,387	-	11,662	205,894

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	-	-	275
LG Electronics Vietnam Haiphong Co., Ltd.		202,561	-	-	5,859
LG Electronics Reynosa S.A. DE C.V.		17,158	-	-	746
LG Electronics do Brasil Ltda.		17,672	-	-	248
LG Electronics RUS, LLC		-	-	-	4,005
LG Electronics Egypt S.A.E		24,454	-	-	32
LG Innotek Co., Ltd.		10,356	-	3	72,123
P.T. LG Electronics Indonesia		25,729	-	-	1,254
Others		12	-	-	19,999
Total	~~W~~	24,510,127	227,418	10,948,651	531,202

(*1) Others include the amount of the acquisition of property, plant, and equipment.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subsidiaries
LG Display America, Inc.	~~W~~	1,391,967	2,360,124	929	473
LG Display Japan Co., Ltd.		168,299	195,597	14	1
LG Display Germany GmbH		299,107	521,945	635	12,631
LG Display Taiwan Co., Ltd.		501,455	778,589	830	181
LG Display Nanjing Co., Ltd.		35	265	3,145,150	2,572,165
LG Display Shanghai Co., Ltd.		85,207	122,650	39	29
LG Display Guangzhou Co., Ltd.		-	75	-	991,122
LG Display Guangzhou Trading Co., Ltd.		63,467	292,729	-	-
LG Display Shenzhen Co., Ltd.		16,368	88,304	-	-
LG Display Yantai Co., Ltd.		-	1	107,877	172,693
LG Display (China) Co., Ltd.		-	2,251	-	992,630
LG Display Singapore Pte. Ltd.(*1)		335,673	283,171	1,722,118	2,161,167
L&T Display Technology (Fujian) Limited		26,406	29,366	92,078	137,881
Nanumnuri Co., Ltd.		125	-	3,492	1,795
LG Display Vietnam Haiphong Co., Ltd.		12,123	19,057	1,535,441	1,686,540
Suzhou Lehui Display Co., Ltd.		1,288	6,311	13	32
LG Display High-Tech (China) Co., Ltd.		34,596	19,214	2,686,382	2,689,403

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	62,277	64,140
Material Science Co., Ltd.		-	-	385	261
Entity that has significant influence over the Company
LG Electronics Inc.(*2)	~~W~~	92,905	177,926	27,416	1,042,000

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.(*3)	~~W~~	2,025	1,734	167,695	201,297
P.T. LG Electronics Indonesia		1,182	4,335	36	53
LG Electronics Reynosa S.A. DE C.V.		-	820	-	-
LG Electronics India Pvt. Ltd.		2,441	3,317	-	-
LG Electronics Vietnam Haiphong Co., Ltd.		21,735	32,967	12	919
LG Electronics do Brasil Ltda.		1,128	2,689	1	-
LG Electronics Egypt S.A.E		1,288	3,877	3	7
Others		4	4	3,503	5,806
Total	~~W~~	3,058,824	4,947,318	9,556,326	12,733,226

(*1) Trade accounts and notes payable and others for LG Display Singapore Pte. Ltd. as of December 31, 2025 includes borrowings of USD 1,200 million (~~W~~1,721,880 million), and as of December 31, 2024 includes borrowings of USD 1,470 million (~~W~~2,160,900 million).

(*2) Trade accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(c))

(*3) Trade accounts and notes payable and others for LG Innotek Co., Ltd. includes deposits received from lease agreement of ~~W~~139,500 million as of December 31, 2025 and ~~W~~180,000 million as of December 31, 2024.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the years ended December 31, 2025 and 2024 are as follows:

			2025
(In millions of won)	Company Name		Borrowings	Repayment
Subsidiary	LG Display Singapore Pte. Ltd.(*)	~~W~~	1,719,552	2,117,523
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	-	1,000,000

(*) As of December 31, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,200 million (~~W~~1,721,880 million), of which USD 1,200 million (~~W~~1,721,880 million) has been executed and is included in short-term borrowings.

For the years ended December 31, 2025, the Company contributed ~~W~~2,831 million in cash for the capital increase and received ~~W~~2,018 million for a recovery of LG DISPLAY FUND I LLC and decreased by ~~W~~140,600 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

			2024
(In millions of won)	Company Name		Borrowings	Capital increase	Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd.(*1)	~~W~~	1,989,054	-	-
Associates	WooRee E&L Co., Ltd.(*2)	~~W~~	-	-	256
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	-	436,031	-

(*1) As of December 31, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,600 million (~~W~~2,352,000 million), of which USD 1,470 million (~~W~~2,160,900 million) has been executed and is included in short-term borrowings.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

For the year ended December 31, 2024, the Company contributed ~~W~~6,831 million in cash for the capital increase of LG DISPLAY FUND I LLC and increased by ~~W~~47,700 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

According to the 'Related Party Disclosures' under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)		For the year ended December 31, 2025		December 31, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	2,350	-	163
LG Chem Ltd. and its subsidiaries		267	261,815	33	39,943
D&O Corp. and its subsidiaries		259	9,763	-	3,942
LG Corp.(*)		-	59,538	6,911	12
LG Management Development Institute		-	44,987	3	386
LG CNS Co., Ltd. and its subsidiaries		-	207,168	4	88,383
HSAD Inc. and its subsidiaries		-	1,087	-	127
Robostar Co., Ltd.		-	160	-	17
Total	~~W~~	526	586,868	6,951	132,973

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2025 are ~~W~~4,607 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the year ended December 31, 2025 is ~~W~~6,906 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		For the year ended December 31, 2024		December 31, 2024
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,761	-	164
LG Chem Ltd. and its subsidiaries		440	449,295	160	183,430
D&O Corp. and its subsidiaries(*1)		269	43,451	-	4,343
LG Corp.(*2)		-	63,471	7,551	10,731
LG Management Development Institute		-	30,536	3	340
LG CNS Co., Ltd. and its subsidiaries		-	177,676	-	64,692
HSAD Inc. and its subsidiaries		-	5,435	-	542
Robostar Co., Ltd.		-	545	-	369
Total	~~W~~	106,009	773,170	7,714	264,611

(*1) Among the D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.

(*2) According to the lease agreement with LG Corp., there were no lease liabilities outstanding as of December 31, 2024. The amount of lease repayment for the year ended December 31, 2024 is ~~W~~9,681 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Short-term benefits	~~W~~	2,446	2,397
Post-employment benefit		586	604
Total	~~W~~	3,032	3,001

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g) At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Internal Control over Financial Reporting of LG Display Co., Ltd. (the “Company”) as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the financial statements of the Company, which comprise the statement of financial position as at December 31, 2025, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and notes to the financial statements including material accounting policy information, and our report dated February 27, 2026 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express an opinion on internal control over financial reporting of the Company based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as at February 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Management’s Report on the Effectiveness of

Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Chief Executive Officer (CEO) and the Internal Control over Financial Reporting Officer of LG Display Co., Ltd. (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2025.

The Company’s management, including ourselves, is responsible for designing and operating internal control over financial reporting.

We assessed the design and operating effectiveness of internal control over financial reporting in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated internal control over financial reporting in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea. And, we conducted an evaluation of internal control over financial reporting based on Detailed Enforcement Rules of the Regulation on External Audit and Accounting, etc. Table 6 Internal Control over Financial Reporting Evaluation and Reporting Standards.

Based on the assessment results, we believe that the Company’s internal control over financial reporting, as at December 31, 2025, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

<Attachment>

Internal control activities performed by the Company to address risks to embezzlement and other financial fraud

January 27, 2026

Cheoldong Jeong,

Chief Executive Officer

Sunghyun Kim,

Internal Control over Financial Reporting Officer

<Attachment>

Internal control activities performed by the Company to address risks to embezzlement and other financial fraud

Category	Control Activities Performed by the Company	Design and Operation Assessment Results
Entity Level Control

<Operation of anti-fraud system>

The management periodically notifies all executives and employees of the importance of ethical management related to the Code of Ethics and the Code of Conduct, and operates an anonymous reporting channel for violations of the Code of Ethics and internal accounting control regulations.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Periodic monitoring of Segregation of Duty Status>

Internal Control & Consolidation Accounting Team defines incompatible tasks, and periodically monitors and reports on the adequacy of segregation of duty and access rights.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
Control of Treasury	<Account Registration Management> The cash management Team Leader reviews and approves the adequacy of account registration.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Seal, OTP management>

Physical access to seals and OTPs is restricted except for the person in charge of the supervising department, and when using a seal, it can be stamped after confirming the purpose of use and approval details of the requesting department.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Segregation of Duty related to payment>

Register Preliminary Payment, Electronic Payment, Internal Account Transfer, Foreign Exchange Transaction, etc., are separate from those in charge of the creator and the approver.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Daily Account Balance Reconciliation> The person in charge performs the reconciliation of the bank balance for each daily account and takes necessary action in case of any discrepancies.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Restriction on the use of corporate credit cards>
 Corporate cards are managed according to standards such as usage limits for each position, and the system is set up to prohibit the expense processing and approval for improper use.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
Other Process Level Control

<Supplier Account Registration Management>

The discretionary authority of the department such as in charge of purchasing, etc., reviews and approves whether the evaluation details of the company for the new supplier meet the standards, and the cash management team leader checks the original documents required for the registration of the company and approves the account registration.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Sales Confirmation>

At the end of each month, the person in charge of the sales department agrees/confirms the monthly sales amount with each customer, including the sales price and quantity by model, and reports it to the leader.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Report on Inventory Physical Inspection Results> The discretionary authority of the supervising department reviews and approves the results of the regular physical inspection of inventory assets.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 27, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President / Finance & Risk Management Division